Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

CARBON NATURAL GAS COMPANY, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.       The name of the corporation is CARBON NATURAL GAS COMPANY (the “Corporation”).

2.       That a Certificate of Amendment to its Amended and Restated Certificate of Incorporation, as amended, was filed by the Secretary of State on February 22, 2017 and became effective on March 15, 2017, and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.       The inaccuracy of said Certificate is that it omitted to reduce the number of authorized shares of common stock.

4.       The first paragraph of Section 4.1 of Article 4 of the Amended and Restated Certificate of Incorporation of Carbon Natural Gas Company is hereby deleted and replaced in its entirety by the following:

“4.1 Authorized Shares. The total number of shares of stock that the Corporation shall have authority to issue is Eleven Million (11,000,000) shares, consisting of (i) Ten Million (10,000,000) shares of common stock, each with par value of $0.01 (the “Common Stock”) and (ii) One Million (1,000,000) shares of preferred stock, each with par value of $0.01 (the “Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction this 23rd day of March, 2018.

By:	/s/ Kevin D. Struzeski,
Kevin D. Struzeski, Chief Financial Officer, Secretary and Treasurer